Modern PVC Inc.
51-01 39th Avenue Unit HH-12
Queens, New York 11104

August 8, 2012


United States
Securities and Exchange Commission
Washington, DC 20549

Re: Modern PVC Inc.- Registration Statement on Form S-1
    Amendment No. 1
    Filing No. 333-181606

Dear: Jay Ingram

In response to your letter dated June 18, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1
THE DISCLOSURE IN YOUR PROSPECTUS INDICATES THAT YOU ARE A DEVELOPMENT STAGE COMPANY INVOLVED PRIMARILY IN DEVELOPMENT ACTIVITIES TO DATE WITH LIMITED ASSETS, NO REVENUES FROM CURRENT OPERATIONS, NO FIRM COMMITMENTS FOR RAISING ADDITIONAL FINANCING TO IMPLEMENT YOUR BUSINESS PLAN, NO APPARENT OPERATIONS, NO PRODUCTS, AND NO DEFINITIVE AGREEMENTS TO ACQUIRE OR DISTRIBUTE YOUR PRODUCTS. THESE AND OTHER FACTS SUGGEST THAT YOUR PROPOSED BUSINESS IS COMMENSURATE IN SCOPE WITH THE UNCERTAINTY ORDINARILY ASSOCIATED WITH A BLANK CHECK COMPANY. PLEASE REVISE THE REGISTRATION STATEMENT TO COMPLY WITH RULE 419.

Response: We do not believe that we are a Blank Check company. Our business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity. We have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management. Our sole officer and director Vadims Horosevskis, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date. In addition we have developed a specific business plan of installation of stretch ceiling and re-selling of stretch fabric membrane and executed an Agreement with European Home Development Inc. to install stretch ceiling on their property. Also we have paid deposit for stretch ceiling PVC membrane the amount of $2000 on 08/02/2012.

COMMENT: 2
WE NOTE THAT THE COMPANY IS LOCATED IN QUEENS, NEW YORK. HOWEVER, THE COMPANY LISTS A CHICAGO, ILLINOIS TELEPHONE NUMBER. PLEASE EXPLAIN.

Response: Our President, Vadims Horosevskis has Chicago, Illinois phone number. We plan to change our number to New York area number in approximately one month.

PROSPECTUS COVER PAGE

COMMENT: 3
PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY WRITTEN MATERIALS THAT YOU OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF PROVIDE IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT TO POTENTIAL INVESTORS THAT ARE QUALIFIED INSTITUTIONAL BUYERS OR INSTITUTIONAL ACCREDITED INVESTORS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

Response: We haven't provided any materials to institutional investors and have no intention of doing so. In addition there are no research reports about us.

COMMENT: 4
PLEASE REVISE TO INCLUDE THE PAGE NUMBER OF WHERE THE RISK FACTORS APPEAR IN THE PROSPECTUS. SEE ITEM 501(B)(5) OF REGULATION S-K.

Response: We have revised to include the page number where the risk factors appear in the prospectus. Page numbers is 5 through 11.

COMMENT: 5
PLEASE REVISE THE LAST TWO PARAGRAPHS TO CHANGE THE TERMS "SEC" AND "U.S. SECURITIES COMMISSION" TO "SECURITIES AND EXCHANGE COMMISSION." ALSO, PLEASE REVISE THE COMMISSION'S LEGEND TO PROVIDE IT IN THE EXACT FORM REQUIRED BY ITEM 501(B)(10) OF REGULATION S-K.

Response: We have revised to change the terms "SEC" and "U.S. Securities Commission" to "Securities and Exchange Commission". Also we have revised Commission's legend and provided it in the exact form required by Item 501(b)(10) of Regulation S-K.

PROSPECTUS SUMMARY, PAGE 3

COMMENT: 6
PLEASE REVISE YOUR DISCLOSURE TO SUCCINCTLY DESCRIBE THE BUSINESS IN WHICH YOU INTEND TO ENGAGE. YOUR CURRENT DISCLOSURE DOES NOT PROVIDE SUFFICIENT INFORMATION FOR THE READER TO UNDERSTAND YOUR BUSINESS, INCLUDING YOUR POTENTIAL PRODUCTS, THE PARTICULAR MARKETS IN WHICH YOU COMPETE, AND YOUR TARGET CUSTOMERS.

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
Response:
Our company was formed to re-sell stretch fabric membrane. Stretch fabric membrane is used to create stretch ceiling. We are planning to re-sell stretch fabric membrane with installation of this fabric at the customer's premises. Also we are planning to develop a dealer network to resell fabric membrane to them. Our target customers are owners of private homes and owners of business. Our main competitors are homebuilders, contractors and other distributors of stretch ceiling.

COMMENT: 7
WE NOTE YOUR STATEMENTS HERE THAT YOU PURCHASE FABRIC MEMBRANE FROM YOUR SUPPLIER AND INSTALL IT IN THE CUSTOMER'S HOME OR BUSINESS AND YOU PLAN TO DEVELOP YOUR DEALER NETWORK. THESE AND SIMILAR STATEMENTS SUGGESTS OUTCOMES THAT DO NOT SEEM TO BE SUPPORTED BY THE CURRENT FACTS AND CIRCUMSTANCES OF YOUR BUSINESS SINCE WE ALSO NOTE DISCLOSURE ON THE COVER PAGE THAT YOU HAVE NO OPERATIONS. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY TO APPROPRIATELY QUALIFY OR AMEND THESE STATEMENTS SO THAT THEY DO NOT IMPLY A DEGREE OF CERTAINTY THAT IS UNWARRANTED.

Response: We have revised our disclosure on the cover page.

COMMENT: 8
PLEASE REVISE TO DESCRIBE YOUR AGREEMENT WITH EUROPEAN HOME DEVELOPMENT INC. INCLUDING THE DOLLAR AMOUNT INVOLVED, TERM OF THE AGREEMENT, THE WORK TO BE PERFORMED UNDER THE AGREEMENT, THE TERMINATION PROVISIONS AND WHETHER YOU HAVE COMMENCED WORK ON THE PROJECT.

Response: We have revised to describe our agreement with European Home Development Inc. (EHDI) as follows:

EHDI shall pay Modern PVC Inc. for all labor and materials the sum of $17 per square feet. EHDI agrees to provide work to Modern PVC Inc. at EHD property. Modern PVC shall furnish all labor and materials to install the PVC stretch ceiling on the EHD property. With reasonable cause, either Owner or Contractor may terminate this Agreement effective immediately by giving written notice of cause for termination. Reasonable cause includes: nonpayment of Contractor's compensation after 20 days written demand for payment. We have not commenced work on this project yet.

COMMENT: 9
PLEASE REVISE TO DISCLOSE THAT YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS ISSUED AN OPINION THAT RAISES SUBSTANTIAL DOUBT ABOUT YOUR ABILITY TO CONTINUE AS A GOING CONCERN.

Response: We have revise to disclose that our independent registered public accounting firm has issued an opinion that raises substantial doubt about our ability to continue as a going concern.

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
SUMMARY FINANCIAL INFORMATION, PAGE 4

COMMENT: 10
IN ORDER NOT TO IMPLY A GREATER DEGREE OF PRECISION THAN EXISTS, REVISE YOUR PRESENTATIONS OF NET LOSS PER SHARE THROUGHOUT THE FILING TO ROUND ONLY TO THE NEAREST CENT.

Response: We have revised our presentation of net loss per share.

RISK FACTORS, PAGE 4

COMMENT: 11
PLEASE ADD A RISK FACTOR ABOUT MR. HOROSEVSKIS'S LACK OF PRIOR EXPERIENCE IN HEADING A PUBLIC COMPANY AND IN BUILDING AND SELLING THE PROJECTS YOU PROPOSE TO UNDERTAKE.

Response: We have added the risk factor regarding the lack of experience in heading a public company. Mr. Horosevski has building experience as stated in his biography section.

COMMENT: 12
PLEASE ADD RISK FACTOR DISCLOSURE REGARDING YOUR PRESIDENT DEVOTING APPROXIMATELY 50% OF HIS TIME TO YOUR OPERATIONS AND THAT HE IS AN INDEPENDENT CONTRACTOR AND IS NOT AN EMPLOYEE.

Response: We have added following risk factor:

We have no employees. Our sole officer and director,Vadims Horosevskis, is an independent contractor to us. Mr. Horosebskis currently devotes approximately 50% of his time, providing management services to us. While he presently possesses adequate time to attend to our interest, it is possible that the demands on him from other obligations could increase, with the result that he would no longer be able to devote sufficient time to the management of our business. The loss of Mr.Horosevskis to our company could negatively impact our business development.

IF WE DO NOT ATTRACT CUSTOMERS, WE WILL NOT MAKE A PROFIT . . . , PAGE 5

COMMENT: 13.
PLEASE REVISE THIS RISK FACTOR TO REFLECT THE CURRENT OPERATION OF THE BUSINESS. WE NOTE THAT THE LAST SENTENCE REFERS TO SELLING CLOTHING.

Response: We have revised risk factor on page 6.

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
SIGNIFICANT EMPLOYEES, PAGE 21

COMMENT: 14
PLEASE REVISE TO DESCRIBE WHY MR. HOROSEVSKIS IS AN INDEPENDENT CONTRACTOR AND IS NOT AN EMPLOYEE.

Response: We have revised to describe that we decided to hire Mr. Horesevskis as an independent contractor because this form of employment allows for greater flexibility. It also avoids the issues of benefits, deductions and employment insurance.

INDEX TO FINANCIAL STATEMENTS, PAGE 26

GENERAL

COMMENT: 15

PLEASE INCLUDE INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED APRIL 30, 2012. PLEASE SIMILARLY UPDATE YOUR FINANCIAL INFORMATION THROUGHOUT THE FILING. SEE RULE 8-08 OF REGULATION S-X.

Response: We have included interim financial statements for the period ended April 30, 2012. Also we have updated our financial information throughout the filing.

COMMENT: 16
PLEASE DISCLOSE IN THE FOOTNOTES TO YOUR FINANCIAL STATEMENTS WHAT YOUR FISCAL YEAR-END IS.

Response: We have disclosed in the footnotes to our financial statements that our fiscal year - end is January 31.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

COMMENT: 17
PLEASE MAKE ARRANGEMENTS WITH YOUR AUDITOR TO HAVE THEM REVISE THE FIRST AND THIRD PARAGRAPHS OF THEIR AUDIT REPORT TO REFERENCE ONLY ONE PERIOD--THE PERIOD FROM JULY 12, 2011 (INCEPTION) TO JANUARY 31, 2012, SINCE IT IS THE ONLY PERIOD PRESENTED IN THE AUDITED FINANCIAL STATEMENTS.

Response: Our auditor has revised their audit report as requested.

SIGNATURES, PAGE II-4

COMMENT: 18

PLEASE REVISE THE SECOND SIGNATURE SECTION TO INCLUDE THE SIGNATURE OF THE PRINCIPAL FINANCIAL OFFICER AND CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER PURSUANT TO FORM S-1 INSTRUCTIONS.

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
Response: We have revised the second signature section to include the signature of the principal accounting officer.

Please direct any further comments or questions you may have to the company's attorney:

David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563
Tel: (516) 887-8200, Fax: (516) 887-8250

Thank you.

Sincerely,


/s/ Vadims Horosevskis
-------------------------------
Vadims Horosevskis


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